September 23, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Melissa N. Rocha Accounting Branch Chief

	Re:	China Sky One Medical, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed March 14, 2011 (the “Form 10-K”), by letter dated August 18, 2011, to Mr. Liu Yan-Qing, the Company’s Chairman, Chief Executive Officer and President, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, the Company has also inserted each of your comments above the corresponding response.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 68

1.
SEC Comment:  Please provide us proposed disclosure to be included in future filings that describes management’s assessment of the effectiveness of internal control over financial reporting in accordance with Item 308 of Regulation S-K.

Response:  In future filings, the Company will include management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting as of the applicable date.  The proposed disclosure is as follows (modified as appropriate for the time periods presented):

“Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Securities Exchange Act as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

Securities and Exchange Commission
September 23, 2011

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of a company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.  All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, [Year].

Our Independent Registered Public Accounting Firm, MSPC, has audited and issued a report on management’s assessment of the Company's internal control over financial reporting.  The report of MSPC is included in its Report of Independent Registered Public Accounting Firm on page F-2 of this Form 10-K.”

Securities and Exchange Commission
September 23, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues by Product Category, page 53

2.
SEC Comment: You marketed 120 products in 2010, 91 products in 2009 and 97 products in 2008.  However, on page 7, you state that 120 products were commercialized in 2010.  Please provide us proposed disclosure to be included in future filings to resolve this apparent inconsistency.

Response:  The Company intended to use the terms “marketed” and “commercialized” interchangeably.  To avoid confusion, in future filings the Company will consistently use the term “marketed” to describe its activities.

Significant Accounting Policies, page 63

3.
SEC Comment: Please provide us proposed disclosure to be included in future filings that describes and quantifies the changes in key assumptions that caused your derivative warrant liability to decrease from $11.4 million at December 31, 2009 to $1.6 million at December 31, 2010.  Explain in your proposed disclosure how this decrease relates to the gain recorded in your statement of operations.

Response: The Company proposes to include the following expanded disclosure in future filings (modified as appropriate for the time periods presented):

“Derivative warrant liability

The Class A Warrants (the “Warrants”) issued in connection with the Company’s January 31, 2008 private placement include a reset provision which would be triggered if the Company issued common shares below the exercise price of $12.50.  Effective January 1, 2009, the reset provision of these warrants precluded equity accounting treatment under ASC 815-40 (formerly EITF 07-5).  Accordingly, effective as of January 1, 2009, ASC 815-40 has been applied, resulting in a reclassification of the warrants as a derivative liability, measured at fair value, with changes in fair value recognized as part of other income or expense under the line item “Change in fair value of derivative warrant liability” in the Company’s Consolidated Statements of Operations and Comprehensive Income for each reporting period thereafter.

The Company has retained an independent U.S. valuation company to calculate its derivative warrant liability each reporting period using the Monte Carlo Valuation Model.  The significant assumptions used to determine the fair value of the Warrants for each reporting period include term, volatility and risk free interest rate.  Other key factors used in the determination are stock price, number of shares of common stock outstanding and number of Warrants outstanding.  Significant assumptions used at December 31, 2010 include a term of approximately 3.0 years; volatility of 80.0%; and risk-free interest rate of 0.98%.  As of December 31, 2010, the Company had a stock price of $6.97; 16,940,539 shares of common stock outstanding; and 593,800 Warrants outstanding.  Significant assumptions used at December 31, 2009 included a term of approximately 3.7 years; volatility of 60.0%; and a risk-free interest rate of 2.72%.  As of December 31, 2010, the Company had a stock price of $22.75; 16,714,267 shares outstanding; and 750,000 Warrants outstanding.  The Company recorded a gain of $8,889,000 and loss of ($4,807,000) for the years ended December 31, 2010 and 2009, respectively, due to the annual change in fair value of the Company’s outstanding derivative warrant liability.”

Securities and Exchange Commission
September 23, 2011

The Company is providing the following table to the Staff to further illustrate the change in fair value of its derivative warrant liability commencing on the date of adoption of ASC 815-40 (formerly EITF 07-5), effective on January 1, 2009, and for each reporting period thereafter:

Date	Derivative Liability Amount	Additional Paid-in Capital	Resulting Gain or (Loss) (quarter over quarter)
1/1/2009	$6,628,000	-	-
3/31/2009	$4,389,000	-	$2,239,000
6/30/2009	$5,455,000	-	$(1,066,000)
9/30/2009	$5,323,000	-	$132,000
12/31/2009	$11,435,000	-	$(6,112,000)
3/31/2010	$5,636,000	$872,000	$4,927,000
6/30/2010	$3,549,000	-	$2,087,000
9/30/2010	$1,716,000	-	$1,833,000
12/31/2010	$1,674,000	-	$42,000

The change in fair value of the Company’s derivative warrant liability from period to period is primarily due to changes in the Company’s stock price, which is one of the significant assumptions used in the Monte Carlo Valuation Model.  The Company’s stock price was $15.99, $22.75 and $6.97 on December 31, 2008, 2009 and 2010, respectively.

Securities and Exchange Commission
September 23, 2011

Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity, page F-5

4.
SEC Comment: On page 37, you disclose that under PRC laws, the Company is required to appropriate a portion of its net income to a statutory reserve.  However, you have not made any reserve funding, despite having generated net income of $35.9 million in 2010, $30.9 million in 2009 and $28.8 million in 2008. Please provide us proposed disclosure to be included in future filings to resolve this apparent inconsistency.

Response:  In future filings, the Company will add additional disclosure to the “Risk Factors” found on page 37 of the Form 10-K, to indicate that the appropriated statutory reserves are included as part of “Retained Earnings” within the Company’s Consolidated Statements of Stockholders’ Equity.  The proposed disclosure is as follows (modified as appropriate for the time periods presented):

“We are required to be in compliance with the registered capital requirements of the PRC.

Under the Company Law of the PRC, we are required to contribute a certain amount of “registered capital” to our wholly owned subsidiary.  By law, our subsidiaries are required to contribute at least 10% of after tax net income (as determined in accordance with Chinese GAAP) into a statutory surplus reserve until the reserve is equal to 50% of our and our subsidiaries’ registered capital, and other surplus reserve at certain percentage of the after tax net income as determined by our board of directors, into a public welfare fund.  These reserve funds are recorded as part of shareholders’ equity but are not available for distribution to shareholders other than in the case of liquidation.  For the years ended December 31, 2010 and 2009, approximately $7,600,000 and $6,400,000, respectively, have been appropriated to the statutory reserves by our PRC subsidiaries.  The appropriated statutory reserves discussed above are included as part of Retained Earnings within our Consolidated Statement of Stockholders Equity.  As a result of this requirement, the amount of net income available for distribution to shareholders will be limited.”

Notes to Consolidated Financial Statements

1. Description of Business, page F-7

5.
SEC Comment: You disclose that TDR and its subsidiaries, all of which are PRC companies as shown on page 7, are wholly-owned subsidiaries of China Sky One, a US holding company.  We understand that the PRC’s Foreign Direct Investment Laws prohibit an offshore company from directly owning a PRC operating company.  Please provide us proposed disclosure to be included in future filings to resolve this apparent inconsistency.  Also in your proposed disclosure, explain the restrictions imposed on foreign ownership of PRC operating companies, including limits on asset transfers to a U.S. holding company.

Securities and Exchange Commission
September 23, 2011

Response:  Foreign investment in China is subject to government approval. The Ministry of Commerce and its local counterparts (the “MOFCOM”) are the government authorities for assessing and approving foreign direct and indirect investment in China.  If foreign investment is approved, the MOFCOM will issue an approval certificate.  There were no laws or regulations in existence preventing or restricting foreign companies from acquiring PRC companies when the Company’s wholly-owned subsidiary, American California Pharmaceutical Group, Inc., a California company (“ACPG”), acquired Harbin Tian Di Ren Medical Science and Technology Company, a PRC company (“TDR”).  In September 2006, the provisions for a foreign investor to merge with or acquire domestic enterprise, or the M&A Regulations, became effective. According to the M&A regulations, the MOFCOM approval is required for a broad range of mergers, acquisitions and investment transactions. Since TDR was acquired by ACPG, in December 2005, which is prior to the effectiveness of the M&A Regulations, and the M&A Regulations do not have retrospective effect, ACPG’s acquisition of TDR is not subject to the M&A Regulations. In light of the foregoing, the Company proposes to add the following disclosure in the “Risk Factors” section of future filings:

“PRC regulations requiring approval for acquisition or transfer of equity interest of foreign owned companies could restrict or limit our ability to operate.

Under relevant laws relating to foreign owned companies including the Law on Foreign Funded Enterprises of the People’s Republic of China, approval from the Ministry of Commerce or its competent counterpart (the “MOFCOM”) is required under certain circumstances such as transferring equity interest of foreign owned companies and acquisition of foreign owned companies. Although the MOFCOM normally grants approvals provided that all the required documents are submitted, the time spent on obtaining approval may delay proposed transactions. We have not experienced any refusal or delay of granting approval by the MOFCOM.”

4. Summary of Significant Accounting Policies

Property and Equipment, page F-13

6.
SEC Comment: You state here that Land Use Rights are amortized over 50 years. However, on page F-36 you state in 2010, you acquired land use rights in the Xiao Xing'an Mountain region for 30 years. Please provide us proposed disclosure to be included in future filings, describing the life over which you are amortizing these land use rights. It appears you should be amortizing these rights over 30 years.

Securities and Exchange Commission
September 23, 2011

Response: On Page F-36 of the Form 10-K (“Note 16 – Land Use Rights and Construction in Progress”), the Company discloses that in the PRC there are no land ownership rights, but rather land use rights.  Further, the Company states that the Company’s policy is to amortize its acquired land use rights over a term of 50 years or the term of the lease.

In December 2010, TDR entered into an agreement with Heilongjiang Tang Wang He Forest Bureau, pursuant to which the Company acquired the rights to grow and harvest herbs and other plants on approximately 74,000 acres of forest land in the Xiao Xing’an Mountain Region in Heilongjiang Province, China, for a 30-year term expiring in December 2040.  In connection with this agreement, the Company determined to amortize the land use rights of the Xiao Xing’an Mountain Region, beginning in fiscal 2011 using a 30-year period (equivalent to the term of land use agreement).

As it did in the Form 10-Q it filed for the fiscal quarter ended June 30, 2011, in future filings the Company will disclose that is amortizes land use rights over their useful life of 30 to 50 years, as follows (modified as appropriate for the time periods presented):

“Property and equipment – Property and equipment are stated at historical cost less accumulated depreciation.  Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated residual value of 5% of cost, or valuation for both financial and income tax reporting purposes.  The estimated lengths of the useful lives of our property and equipment are as follows:

Building and Improvements	30 years
Land use rights	30 to 50 years*
Furniture & Equipment	5 to 7 years
Transportation Equipment	5 to 15 years
Machinery and Equipment	7 to 14 years

* The Company's policy is to amortize its acquired land use rights over a term of 50 years, or the term of the lease. In December 2010, the Company obtained land use rights for a 30-year period with respect to 74,000 acres of forest land in the Xiao Xing'an Mountain Region, which the Company determined to amortize over a 30-year period.

Expenditures for renewals and betterments are capitalized while repairs and maintenance costs are charged to the consolidated statement of operations in the year in which they were incurred.  In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset is removed from their respective accounts, and any gain or loss is recorded in the consolidated statements of operations.

Securities and Exchange Commission
September 23, 2011

Property and equipment are evaluated for impairment in value whenever an event or change in circumstances indicates that the carrying values may not be recoverable. If such an event or change in circumstances occurs and potential impairment is indicated because the carrying value exceeds the estimated future undiscounted cash flows of the asset, the Company will measure the impairment loss as the amount by which the carrying value of the asset exceeds its fair value. The Company did not record any impairment charges of property and equipment in the years ended December 31, 2010, 2009 and 2008.”

Foreign Currency, page F-14

7.
SEC Comment: A functional currency must be determined separately for each entity. Please provide us proposed disclosure to be included in future filings, indicating the functional currency of each entity (US and China).

Response:  In the Company’s future filings, it will disclose that the U.S. dollar is the functional currency for U.S. operations and is the reporting currency for the consolidated reporting entity.  The proposed disclosure is as follows:

“Foreign Currency - The Company’s principal country of operations is in the PRC. The financial position and results of operations of the Company are recorded in Renminbi (“RMB”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.  Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange at that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of the capital contribution. All translation adjustments resulting from the translation of the financial statements into U.S. Dollars are recorded as accumulated other comprehensive income, a component of stockholders’ equity.  The U.S. dollar is the functional currency for U.S. operations and is the reporting currency for the consolidated reporting entity.”

Research and development, page F-15

8.
SEC Comment: Please provide us proposed disclosure to be included in future filings that describes and quantifies the key terms governing your partnership arrangements with universities and research institutions, including third-party expense reimbursements under non-refundable research and development contracts.

Securities and Exchange Commission
September 23, 2011

Response: The Company proposes to include the following expanded disclosure (modified as appropriate for the time periods presented):

“Research and development – The Company conducts all of its research and development activities either internally or through collaborative arrangements with universities, hospitals and research institutions in the PRC.  For its internal R&D activities, the Company has its own research, development and laboratory facilities located in the facilities of its subsidiaries First and Tianlong.  For its collaborations, the Company generally enters into partnership arrangement with universities, hospitals and research institutions, pursuant to which the institution will conduct certain clinical trials or toxicology experiments for certain of the Company’s drugs. The R&D arrangements generally last for a term of six months to one year.  Under these arrangements the Company generally pays the institution a negotiated fee, and will own the intellectual property rights to any developed technology. The Company’s policy is for third-party expenses reimbursed under non-refundable R&D contracts to be recorded as a reduction in R&D expense in the Company’s Consolidated Statement of Operations.  Historically, there have been no third-party expense reimbursements under these arrangements.

Research and development expenses include the costs associated with the Company’s internal research and development as well as research and development conducted by third parties.  These costs primarily consist of salaries, clinical trials, outside consultants, and materials. All research and development costs are expensed as incurred.

The Company recognizes in-process research and development in accordance with ASC topic 730, “Research and Development.” Assets to be used in research and development activities, specifically, compounds that have yet to receive new drug approval and would have no alternative use, should approval not be given, are immediately charged to expense when acquired. Certain assets and other technologies acquired that have foreseeable future cash flows are capitalized as intangible assets.  Such intangible assets are amortized over an estimated period of 10 years.  Should, under any circumstances, these capitalized intangible assets have no future benefit, the Company will record an immediate write-off for the remaining net carrying value within the consolidated statement of operations.  The Company incurred research and development expenses of $19,614,000, $14,960,000 and $7,413,000, for the years ended December 31, 2010, 2009, and 2008, respectively.”

Securities and Exchange Commission
September 23, 2011

6. Concentrations of Business and Credit Risk, page F-22

9.
SEC Comment: Please provide us proposed disclosure to be included in future filings that describes the restrictions impacting your ability to transfer cash and pay dividends within your corporate structure, particularly from your PRC companies to your U.S. holding companies. Quantify in your proposed disclosure the amount of retained earnings subject to these restrictions at December 31, 2010.

Response:  The Company proposes to add the following additional disclosure under “Concentrations of Business and Credit Risk” (modified as appropriate for the time periods presented):

“The payment of dividends by entities established in the PRC is subject to limitations. Regulations in the PRC currently permit payment of dividends by the Company’s consolidated PRC entities only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC.  Each of the Company’s PRC subsidiaries, including wholly foreign-owned enterprises (or “WFOEs”), is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the aggregate amount of such reserves reaches 50% of its respective registered capital.  The Company’s statutory reserves are not distributable as loans, advances or cash dividends.

The PRC Corporate Income Tax Law, or the CIT Law, provides that a maximum income tax rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises” which do not have an establishment or place of business in the PRC, or which have an establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.  Dividends paid to the U.S. holding companies by our subsidiaries in China are subject to a withholding tax at a rate of 10%, or at a rate of 5% if we are considered as a “beneficial owner” that is generally engaged in substantial business activities and entitled to treaty benefits under the Double Taxation Arrangement.  Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary.

At December 31, 2010, the amount of retained earnings subject to restrictions to transfer and pay cash dividends was approximately $7,600,000.”

13. Intangible Assets, net, page F-31

10.
SEC Comment: Please provide us proposed disclosure to be included in future filings, describing the nature of proprietary technologies and your basis for capitalizing these amounts and amortizing them. Tell us the status of the product at the date of acquisition and why the amount was not required to be expensed as research and development as described in ASC 730-10-25-2. Tell us the useful life of each asset and how that life was determined. Also, include assets that were acquired in 2011.

Securities and Exchange Commission
September 23, 2011

Response: The Company proposes to include the following additional disclosure in future filings (modified as appropriate for the time periods presented):

“In accordance with ASC Topic 730, “Research and Development,” research and development costs generally should be charged to expense when incurred rather than recorded as inventory, a component of overhead, or otherwise capitalized. However, intangibles purchased from others and the cost of materials, equipment and facilities acquired or constructed for research and development activities, and that have alternative future uses, should be capitalized and amortized over their useful lives in accordance with ASC 730-10-25-2.

The Company’s intangible assets consist of capitalized proprietary technologies that we acquired during our normal course of business. In-process research and development activities, specifically, compounds that have yet to receive new drug approval and would have no alternative use, should approval not be given, are immediately charged to expense when acquired.  Certain assets and other technologies acquired, that have foreseeable future cash flows, are capitalized as intangible assets.  The Company’s capitalized proprietary technologies include Monoclonal Antibody, Endostatin, Breast Cancer Technology, Antroquinonal, and Small RNA Technologies.  Such intangible assets are amortized starting from the year revenue is generated and amortized over an estimated period of 10 years. Should under any circumstances these capitalized intangible assets have no future benefit, the Company’s policy is to record an immediate write-off for the remaining net carrying value within the consolidated statement of operations.

The Company amortizes its capitalized proprietary technologies over an estimated average useful life of approximately 10 years. The assigned estimated lives are reviewed by management for appropriateness on at least an annual basis. During the six months ended June 30, 2011, the Company recorded the acquisition of approximately $4.3 million in connection with the purchase of 13 drug batch numbers from Heilongjiang Traditional Chinese Medical University.”

15. Income Taxes, page F-33

11.
SEC Comment Letter: Please provide us proposed disclosure to be included in future filings that describes the sources of the U.S. loss before income taxes of $2,455,000 in 2010 (i.e. income before income taxes of $6,434,000 less the $8,889,000 change in fair value of the derivative warrant liability), and $6,800,000 in 2009 and $1,400,000 in 2008.

Securities and Exchange Commission
September 23, 2011

Response:  The Company proposes to add the following additional income tax note disclosure in future filings (modified as appropriate for the time periods presented):

“The Company’s U.S. holding companies do not generate any of the Company’s revenues.  For the year ended December 31, 2010, the U.S. holding companies had income before income tax expense of approximately $6,434,000. Pre-tax income was comprised of income of $8,889,000 (income derived from the annual change in fair value of our derivative warrant liability) offset by $2,455,000 in general and administrative costs for accounting, legal and other professional fees.

For the year ended December 31, 2009, the U.S. holding companies incurred a loss before income tax benefit of approximately $6,800,000.  This pre-tax loss was comprised of (i) a charge of $4,807,000 (loss due to the annual change in fair value of our derivative warrant liability) and (ii) $1,993,000 in general and administrative costs for accounting, legal and other professional fees.

For the year ended December 31, 2008, the U.S. holding companies incurred a loss before income tax benefit of approximately $1,400,000. This loss was primarily due to a charge for accounting, legal and other professional fees.”

12.
SEC Comment: On page F-16, you state that under the asset and liability method of accounting, the Company records deferred taxes because of temporary differences between the financial statement and tax bases of assets and liabilities. However, on page F-35, you state that your net deferred tax assets related solely to the US holding companies. Please provide us proposed disclosure to be included in future filings that explains your accounting treatment for temporary differences between the financial statement and PRC tax bases of assets and liabilities.

Response:  In future filings, the Company proposes to delete the incorrect statement that its net deferred tax assets relate solely to the U.S. holding companies.  The proposed disclosure, as revised, will be as follows (modified as appropriate for the time periods presented):

“Net deferred tax assets relate consist of the following components as of December 31:

Securities and Exchange Commission
September 23, 2011

	($ in thousands)
	2010	2009
		(restated)
Deferred tax assets:
NOL carryforwards	$3,400	$2,500
Unrealized change in fair value of derivative warrant liability	(600)	2,400
Total	2,800	4,900
Less valuation allowance	(2,800)	(4,900)
Net deferred tax asset	$-	$-

The Company recognizes that virtually all tax positions in the PRC are not free of uncertainty due to tax law and policy changes by the government. However, the Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.”

13.
SEC Comment: Please provide us proposed disclosure to be included in future filings of the amount of unrecognized deferred tax liability, related to investments in foreign subsidiaries that are essentially permanent in duration as specified in ASC 740-30-50-2c. Provide the other disclosures specified in ASC 740-30-50-2 or direct us to the location of those disclosures in the document.

Response:  The Company proposes to include the following additional disclosure in future filings (modified as appropriate for the time periods presented):

“Undistributed distributable earnings of the Company various foreign subsidiaries aggregated approximately $114,500,000 as of December 31, 2010.  Under existing laws, such earnings will not be subject to U.S. tax until distributed as dividends.  Because, the undistributed earnings are expected to be indefinitely reinvested overseas, deferred income taxes have not been provided thereon.  If these amounts were not considered to be preliminary reinvested, deferred income taxes of approximately $40,000,000 would have been recorded within the consolidated financial statements.”

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
September 23, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours, /s/ Liu Yan-Qing Liu Yan-Qing Chairman, Chief Executive Officer and President